UBS MONEY SERIES
51 West 52nd Street
New York, NY 10019-6114

State Street Bank and Trust Company
1776 Heritage Drive
North Quincy, MA 02171

     Re:     UBS Money Series – Addition of Seven New Series

Ladies and Gentlemen:

     UBS Money Series, formerly known as Brinson Money Series and Mitchell Hutchins LIR Money Series (the “Fund”), has established seven new portfolio series known as UBS Select Tax-Free Institutional Fund, UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, UBS Select Tax-Free Preferred Fund, UBS Select Prime Investor Fund, UBS Select Treasury Investor Fund and UBS Select Tax-Free Investor Fund.

     Effective August 28, 2007, the portfolio series that had been known as UBS Select Money Market Fund (until May 9, 2001, known as Mitchell Hutchins LIR Select Money Fund) is now known as UBS Select Prime Institutional Fund, and the portfolio series that had been known as UBS Select Treasury Fund is now known as UBS Select Treasury Institutional Fund.

     Accordingly, as of August 28, 2007, the Fund consists of the following portfolio series: UBS Select Prime Institutional Fund, UBS Select Treasury Institutional Fund, UBS Select Tax-Free Institutional Fund, UBS Select Prime Preferred Fund, UBS Select Treasury Preferred Fund, UBS Select Tax-Free Preferred Fund, UBS Select Prime Investor Fund, UBS Select Treasury Investor Fund, UBS Select Tax-Free Investor Fund, UBS Cash Reserves Fund (formerly known as LIR Cash Reserves Fund) and UBS Liquid Assets Fund (formerly known as LIR Liquid Assets Fund).

     In accordance with Section 17, the Additional Funds provision, of the Custodian Contract by and between the Fund and State Street Bank and Trust Company (“State Street”) dated as of February 1, 2000, as amended (“Custodian Contact”), the Fund hereby requests that State Street act as custodian for the aforementioned series under the terms of the Custodian Contract. The portfolio series of the Fund known as LIR Premier Money Market Fund and LIR Premier Tax-Free Money Market Fund are no longer operational and shall no longer be covered under the Custody Contract.

     We are providing under separate cover a copy of the Assistant Secretary’s Certificate designating persons who are authorized to give instructions with respect to the series’ assets as called for by Section 5 of the Custodian Contract. Pursuant to Section 8 of the Custodian Contract, the Fund hereby directs State Street to keep the books of account and to compute the net asset value of the Fund’s shares as provided in said Section.

     Please indicate your acceptance of the foregoing by executing two copies of this letter agreement, returning one to the Fund and retaining one for your records.

Sincerely,

UBS MONEY SERIES
on behalf of its series

By:	/s/ Keith A. Weller
Keith A. Weller
Vice President and Assistant Secretary

Agreed and Accepted

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Joseph L. Hooley
Name: Joseph L. Hooley
Title: Executive Vice President

Effective Date: As of August 28, 2007